THE FLOWR CORPORATION TO ANNOUNCE THIRD QUARTER 2018 FINANCIAL RESULTS

MARKHAM, ONTARIO November 26, 2018 – The Flowr Corporation (TSXV: FLWR) (“Flowr” or “the Company”), a Canadian Licensed Producer of premium cannabis products, will release financial results for its third quarter and the nine months ended September 30, 2018 on November 28, 2018.

This is Flowr’s first report of financial results since the completion of its going-public transaction on September 21, 2018. Flowr’s results for these periods do not include any sales of cannabis products as the Company received its sales and production license in August 2018.

Flowr will host a conference call for investors on November 29 at 9:00am EST with Vinay Tolia and Tom Flow, Co-CEOs and Alex Dann, CFO.

Conference Call Information

Toll Free Dial-in: 1-888-556-3059
International Dial-in: 1-409-983-9742
Conference ID: 4079223

Replay Information

A replay of the call will be available until 11:59pm Eastern Time, December 12, 2018 by dialing 1-800-585-8367 or 1-404-537-3406 and entering conference code 4079223.

About Flowr

The Flowr Corporation (TSXV: FLWR), through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Markham, ON and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation

On behalf of The Flowr Corporation:
Alex Dann
Chief Financial Officer

Contacts

Media

Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Alex Dann, CFO: +1 416.464.4067, adann@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: statements with respect to the release date of Flowr's financial results, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeal to the adult-use recreational market and address specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks associated with a delay in releasing Flowr’s financial statements (which could result in a violation of applicable laws), Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr’s products to appeal to the adult-use recreational market and address specific patient needs in the medicinal market, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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